Exhibit 10.68
EXECUTION COPY
FORBEARANCE AGREEMENT
          This FORBEARANCE AGREEMENT, dated as of June 30, 2008 (this “Agreement”), is entered into among Clearwater Re Limited (“Clearwater”), Scottish Annuity & Life Insurance Company (Cayman) Ltd. (“SALIC”), Scottish Re Group Limited (“SRGL”, together with Clearwater and SALIC, the “SRGL Parties” and each, individually, a “SRGL Party”; SRGL and all direct and indirect subsidiaries of SRGL, the “SRGL Entities” and each, individually, a “SRGL Entity”), Citibank N.A. (“Citibank”) and Calyon New York Branch (“Calyon”; together with Citibank, the “Noteholders”), in connection with those certain Clearwater Re Limited Floating Rate Variable Funding Notes due August 11, 2037 (the “Notes”) issued by Clearwater to the Noteholders.
RECITALS
          WHEREAS, pursuant to that certain Note Purchase Agreement dated September 6, 2007 (the “Closing Date”) among Clearwater, as Issuer, Wilmington Trust Company, as Administrative Agent, Citibank and Calyon, each as Initial Purchaser and Committed Purchaser (the “Note Purchase Agreement”), Clearwater issued Notes in the aggregate principal amount of $197,793,705 to Citibank and Notes in the aggregate principal amount of $168,124,650 to Calyon;
          WHEREAS, SRGL and SALIC (collectively, “Guarantors”) have jointly and severally, unconditionally and irrevocably guaranteed the obligations under the Notes pursuant to that certain Notes Guaranty Agreement dated as of the Closing Date (the “Notes Guaranty Agreement”);
          WHEREAS, the Guarantors also entered into a Maintenance Guaranty Agreement (the “Maintenance Guaranty Agreement,” and together with the Notes Guaranty Agreement, the “Guaranty Agreements”) as of the Closing Date in favor of Clearwater;
          WHEREAS, to secure the Secured Obligation (as defined in the Indenture) under the Note Purchase Agreement and the Indenture, Clearwater has granted to The Bank of New York, as Indenture Trustee, for its own benefit and for the benefit of the Noteholders, a valid, duly perfected, first priority and fully enforceable security interest in and lien against each item of “Collateral” as defined in, and pursuant to, that certain Indenture, dated as of the Closing Date (the “Indenture”);
          WHEREAS, pursuant to that certain Letter Agreement dated as of the Closing Date (the “SRUS Letter Agreement”), Scottish Re (U.S.), Inc. (“SRUS”) provided certain representations, warranties and covenants to the Noteholders and the Administrative Agent;
          WHEREAS, pursuant to that certain Letter Agreement dated as of the Closing Date (the “Guarantors Letter Agreement”; together with the SRUS Letter Agreement, the “Letter Agreements”), the Guarantors jointly and severally provided certain representations, warranties and covenants to the Noteholders and the Administrative Agent;

          WHEREAS, Clearwater, as Reinsurer and SRUS, as Ceding Insurer, are parties to that certain Coinsurance Retrocession Agreement, effective July 1, 2007 (the “Retrocession Agreement”);
          WHEREAS, certain Events of Default described on Exhibit A attached hereto (the “Specified Events of Default”) have occurred and are continuing under the Indenture and certain other Transaction Documents (as defined in the Indenture) and as a result of the occurrence of the Specified Events of Default, the Noteholders (i) are entitled as the “Directing Party” under the Indenture to direct the Indenture Trustee to, inter alia, enforce rights and remedies against Clearwater and the Collateral, including, without limitation, the right to accrue default interest, accelerate and immediately demand payment in full of the Outstanding Principal Amount of and accrued but unpaid interest on the Notes and foreclose on the Collateral, (ii) have no further obligations under the Note Purchase Agreement to fund any Advances (as defined in the Note Purchase Agreement), and (iii) are entitled to take enforcement actions against the Guarantors under the Guaranty Agreements and the Guarantors Letter Agreement;
          WHEREAS, on May 31, 2008, the Noteholders delivered (i) a Notice of Default under the Indenture and (ii) a Notice of Default under the Note Purchase Agreement to the SRGL Parties; and
          WHEREAS, the SRGL Parties have requested, and the Noteholders, have agreed, subject to the terms and conditions of this Agreement, to forbear from exercising certain of their rights and remedies under the Transaction Documents, each as expressly specified herein, during the period commencing on the date hereof and ending at 11:59 p.m., Eastern Standard Time, on December 15, 2008 (the “Forbearance Period”), unless terminated earlier pursuant to Section 5.
          NOW THEREFORE, in consideration of the promises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties hereto, the SRGL Parties and the Noteholders agree as follows:
          1. INCORPORATION OF RECITALS. The recitals set forth above are hereby incorporated into this Agreement as accurate and complete statements of fact and are hereby adopted and made a part hereof.
          2. DEFINED TERMS. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Indenture and the Note Purchase Agreement, as applicable.
          3. LIMITED FORBEARANCE. (a) Scope of Forbearance. Subject to the terms and conditions of this Agreement, the Noteholders hereby agree during the Forbearance Period to forbear from exercising any remedies under the Indenture and the Guaranty Agreements solely with respect to the Specified Events of Default.
          (b) Other Events of Default. For the avoidance of doubt, this forbearance shall apply only to the Specified Events of Default and not to any other Events of Default, including without limitation, any other existing Events of Default known or not known to the Noteholders or Indenture Trustee as of the date of this Agreement and any other Events of Default occurring on or after the date hereof, and the Noteholders reserve all of their rights to exercise any and all rights and remedies under the Indenture, the other Transaction Documents and this Agreement upon the occurrence or during the continuance of any such other Event of Default at any time, including, without limitation, prior to the date hereof, or before the expiry or after the termination of the Forbearance Period.
          (c) Delivery of Financial Statements. Notwithstanding the limited forbearance set forth in this Agreement or anything contained in any Transaction Document to the contrary, SRGL, SALIC and SRUS shall deliver copies of all periodic financial statements required to be delivered to the Noteholders under the Transaction Documents, as follows: (a) the unaudited financial statements for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, the restated financial statements for the quarterly period ended September 30, 2007 and the audited financial statements for the fiscal year ended December 31, 2007 (b) the statutory filings required to be delivered to the Noteholders under the Indenture, the Note Purchase Agreement and the other Transaction Documents and (c) any other financial statements of SRGL, SALIC and SRUS which would otherwise have been due and deliverable by the SRGL Parties to the Noteholders under the Transaction Documents prior to December 15, 2008, in each case, immediately upon their finalization, and in no event later than 11:59 p.m., Eastern Standard Time, on December 15, 2008. Failure to deliver any of such financial statements and statutory filings by 11:59 p.m., Eastern Standard Time, on December 15, 2008 or the failure to satisfy the Net Worth Maintenance Covenant, as amended in accordance with Section 6(c)(2) and (3) hereof, with respect to any measurement period during the Forbearance Period shall constitute an Event of Default under the Indenture and shall automatically give the Noteholders the right, without further notice or action, to accelerate the Notes on December 15, 2008 and to pursue all remedies available to the Noteholders under the Indenture and the other Transaction Documents. For the avoidance of doubt, the SRGL Entities, including Clearwater, shall continue to deliver all other reports and financial statements as required by the Transaction Documents, in each case by the respective due dates specified therein, including, without limitation, each report, notice and other information otherwise required to be delivered to the Noteholders as set forth on Exhibit B of the Note Purchase Agreement
          (d) Continuance of Reporting Obligations. Notwithstanding the limited forbearance set forth in this Agreement, and subject to
Section 3(c) above, the SRGL Entities shall continue to deliver all other reports and financial statements as required by the Transaction Documents, in each case by the respective due dates specified therein, including, without limitation, each report, notice and other information otherwise required to be delivered to the Noteholders as set forth on Exhibit B of the Note Purchase Agreement.
          (e) Notices Related to the Note Purchase Agreement. Notwithstanding the foregoing, the Noteholders hereby do not and will not waive the default by the SRGL Entities, including Clearwater, under the Note Purchase Agreement of their respective obligations to deliver financial statements and filings by their respective due dates under the Note Purchase Agreement. The Noteholders have delivered to the SRGL Parties, and the SRGL Parties hereby acknowledge receipt of, the Notice of Default (Note Purchase Agreement) dated May 31, 2008 and the corresponding Notice of No Further Advances dated June 10, 2008 and Clearwater and the other SRGL Parties hereby confirm and agree that the Noteholders, the Committed Purchasers and the Initial Purchasers shall have no further obligation to fund any Advances under the Note Purchase Agreement and the Committed Purchaser Commitment with respect to the Citibank Committed Purchaser and the Calyon Committed Purchaser is hereby reduced to zero dollars ($0). For the avoidance of doubt, this Section 3(e) shall survive any termination of the Forbearance Period pursuant to Section 5 hereof or otherwise and any Unused Fee accrued through and including June 10, 2008 shall be due and payable by Clearwater on the next succeeding Notes Payment Date following the date hereof and such Unused Fee ceased accruing after June 10, 2008.
          (f) Most Favored Nation. If at any time on or after June 1, 2008, the SRGL Parties provided or provide to any party more favorable terms and conditions in any restructuring, refinancing, forbearance or any other agreement, waiver or amendment (as determined in the sole discretion of the Noteholders), including, but not limited to, any such restructuring, refinancing, forbearance or any other agreement, waiver or amendment with respect to the Orkney Re I, Orkney Re II, PATS or Stingray collateral financing facilities, or the HSBC II Facility (as hereinafter defined), the SRGL Parties shall be unconditionally obligated and required to make such terms and conditions available to the Noteholders. For the avoidance of doubt, the SRGL Parties are unconditionally obligated to promptly notify the Noteholders of any such restructuring, refinancing, forbearance or any other agreement, waiver or amendment, and the Noteholders may elect to accept any such terms or conditions that the Noteholders, at their sole discretion, deem more favorable. The Noteholders hereby acknowledge the existence at the time of this Agreement of ongoing negotiations for the restructuring of the Ballantyne Re Facility (as defined below), pursuant to (A) a partial recapture and reinsurance transaction, effective as of June 30, 2008 and to be entered into during the third (3rd) quarter of 2008 (the “Ballantyne Recapture”), of the business ceded by SRUS to Ballantyne Re plc pursuant to that certain Indemnity Reinsurance Agreement, effective as of April 1, 2006 (the “Ballantyne Re Facility”) on terms substantially similar to the terms and conditions of that certain partial recapture reinsurance transaction, effective as of March 31, 2008 (as further described in Amendment No. 2 to the Form D filing, dated April 25, 2008 and previously filed by SRUS with the Delaware Department of Insurance on April 25, 2008, a copy of which is attached hereto as Exhibit B-1, such terms and conditions, the “Original Recapture Terms”) and (B) an Assignment and Novation, to be effective not later than September 30, 2008 (the “Ballantyne Assignment”) of the then remaining assets, liabilities, rights and obligations of SRUS with respect to the Ballantyne Re Facility to Security Life of Denver Insurance Company, on terms (including economic terms) and conditions substantially similar to the proposed terms and conditions set forth on Exhibit B-2 hereto (such proposed terms and conditions, the “Ballantyne Assignment Terms”); provided, that (i) in connection with clauses (A) and (B), the aggregate fees, expenses and liabilities incurred by all SRGL Entities, collectively, including, without limitation any associated letter of credit fees (equal to 85 basis points on the letter of credit notional amount), reimbursement obligations and other fees, expenses and liabilities incurred shall not, after establishment of appropriate reserves in connection with the Ballantyne Recapture, exceed $1.25 million for each of the third and fourth quarters of 2008, respectively and shall in no event have a negative impact on the liquidity of SRGL and SALIC as set forth on the June 2008 Liquidity Update (as defined below) and (ii) the final terms of any such Ballantyne Recapture and Ballantyne Assignment would not adversely affect the rights or interests of the Noteholders under this Agreement or any of the Transaction Documents.
          4. ACKNOWLEDGMENT OF OBLIGATIONS. Without limiting the provisions in Section 3 above, each of the SRGL Parties acknowledges and agrees that (i) the

Specified Events of Default have occurred and are continuing, and none of the SRGL Parties has any disputes, defenses or counterclaims of any kind with respect thereto; (ii) absent the effectiveness of this Agreement, the Noteholders have the right to immediately enforce (a) payment of all Secured Obligations owing under the Note Purchase Agreement, the Notes and the Indenture and, in connection therewith, to immediately enforce their security interests in, and liens on, the Collateral and (b) their rights and remedies under the Guaranty Agreements and the other Transaction Documents; and (iii) the aggregate Outstanding Principal Amount of the Notes and all other Secured Obligations are payable without defense, dispute, offset, withholding, recoupment, counterclaim or deduction of any kind. Each of the SRGL Parties further acknowledges and agrees that all terms, covenants, conditions and provisions of the Transaction Documents continue in full force and effect and remain unaffected and unchanged, except to the extent expressly set forth in this Agreement.
          5. TERMINATION OF LIMITED FORBEARANCE. (a) Termination. The Forbearance Period shall automatically, without further notice or action on the part of the Noteholders, terminate upon the earliest to occur of:
     (i) the failure by any of the SRGL Entities to achieve any of the Milestones specified on Exhibit C hereto (the “Milestones”) in accordance with the terms and on or before the respective dates specified thereon;
     (ii) other than the Specified Events of Default, any breach of any covenant by any of the SRGL Entities or the occurrence and continuance of an Event of Default under any of the Transaction Documents, irrespective of any requirement thereunder for the giving of any notice thereof and any applicable cure or grace periods with respect thereto; provided, that notwithstanding the foregoing language of this Section 5(a)(ii), for any breach by any SRGL Entity of any non-material covenant (such materiality to be determined in the sole discretion of the Noteholders, exercising good faith) contained in any of the Transaction Documents, any such breach of such non-material covenant shall be subject to a cure period (to the extent capable of being cured) equal to one (1) Business Day, so long as the applicable SRGL Entity or SRGL or SALIC on such entity’s behalf, shall have immediately notified the Noteholders in writing upon the occurrence of any such breach of such non-material covenant;
     (iii) the failure by the SRGL Parties to deliver any report, notice and other information otherwise required to be delivered to the Noteholders as set forth on Exhibit B of the Note Purchase Agreement, in each case by the respective due dates specified therein or, subject to Section 3(c) hereof, the failure by the SRGL Entities to deliver to the Noteholders any financial statements required under Exhibit E of the Note Purchase Agreement by the deadline specified in Exhibit E thereto, which failure shall also constitute an Event of Default under the Indenture and the Note Purchase Agreement;
          (iv) any breach by the SRGL Parties of any representation, warranty, agreement or covenant contained in this Agreement; or
          (v) 11:59 p.m. Eastern Standard Time on December 15, 2008.

          (b) Consequences of Termination. Upon the termination of the Forbearance Period, the Noteholders may take any and all actions and pursue all remedies under the Indenture and the other Transaction Documents related to any Specified Event of Default, including declaring all of the Secured Obligations immediately due and payable. No notice, grace period, cure period or similar provision set forth in the Transaction Documents shall be applicable to a delivery or performance of an obligation required under this Agreement and the SRGL Parties hereby acknowledge and agree that no further notice shall be required to be delivered by the Noteholders and any otherwise applicable cure or grace period under any of the Transaction Document shall not apply to any Specified Event of Default or any other Event of Default which occurs during, upon the expiry of or following the Forbearance Period; provided, that solely with respect to any other Event of Default (not including the Specified Events of Default), notwithstanding the foregoing language of this sentence, for any breach by any SRGL Entity of any non-material covenant (such materiality to be determined in the sole discretion of the Noteholders, exercising good faith) contained in any of the Transaction Documents, any such breach of such non-material covenant shall be subject to a cure period (to the extent capable of being cured) equal to one (1) Business Day, so long as the applicable SRGL Entity or SRGL or SALIC on such entity’s behalf, shall have immediately notified the Noteholders in writing upon the occurrence of any such breach of such non-material covenant. The breach by any SRGL Party of any representation, warranty, covenant or agreement in this Agreement shall constitute an immediate Event of Default under the Indenture and the other Transaction Documents. The obligations of the SRGL Entities under this Agreement, including, without limitation, the payment obligations contained in Section 9 and the indemnification obligations under Section 10 hereof are absolute and unconditional and shall survive any termination or expiration of the Forbearance Period, and each of SRGL and SALIC shall be jointly and severally liable for the obligations hereunder.
          6. MODIFICATION TO THE TRANSACTION DOCUMENTS. On the date hereof, the Transaction Documents shall be amended and the parties shall (and, where applicable, SRGL and SALIC shall cause SRUS to) execute amendments to such documents as follows (as well as such other conforming amendments and revisions ancillary to the following amendments); provided, that the amendments to the Investment Management Agreement specified in Section 6(e) hereof shall be executed by the respective parties thereto within fifteen (15) days of the date hereof; provided, further, that the amendments to the Coinsurance Retrocession Agreement specified in Section 6(d) hereof shall be executed by the respective parties thereto on or before August 13, 2008:
          (a) Amendments to the Indenture.
          (1) Section 3.01(3)(B) of the Indenture shall be amended by:
          (i) deleting Section 3.01(3)(B)(d) in its entirety and replacing it with the following:
“if SALIC’s insurance financial strength rating by S&P is “BBB-” or that rating by Moody’s is “Baa3” or SRGL’s senior unsecured credit rating by S&P is “BB” or that rating by Moody’s is “Ba2,” Three-Month LIBOR plus 1.75%; and”

          (ii) adding a new Section 3.01(3)(B)(e) as follows:
“if SALIC’s insurance financial strength rating by S&P is below “BBB-” or that rating by Moody’s is below “Baa3” or SRGL’s senior unsecured credit rating by S&P is below “BB” or that rating by Moody’s is below “Ba2,” or both SALIC’s insurance financial strength rating and SRGL’s senior unsecured credit rating have been withdrawn or are no longer rated by both Moody’s and S&P, Three-Month LIBOR plus 2.75%. For the avoidance of doubt, the Interest Rate with respect to the Interest Period beginning on May 11, 2008 shall be Three-Month LIBOR plus 2.75%.”
          (2) Section 6.01 of the Indenture shall be amended by adding a new Section 6.01(M) at the end thereof as follows:
“(M) any termination of the Forbearance Period pursuant to Section 5(a) of the Forbearance Agreement or otherwise.”
          (3) Section 4.04(1) of the Indenture shall be amended by deleting Section 4.04(1)(A) in its entirety and replacing it with the following:
“(A)(i) For the payment of principal of the Notes, pro rata based upon the Outstanding Principal Amount among all Notes Outstanding, in an amount equal to the aggregate of all Released Amounts previously (including for the current period) deposited into the Surplus Account less the amount of Released Amounts previously used to pay principal on the Notes pursuant to Section 4.04(1)(A) and (ii) for the payment of principal of and any interest on any Notes with respect to which such date is a Redemption Date or the Stated Maturity Date, in full and all other amounts due to the Noteholders pursuant to this Indenture, the other Transaction Documents and the Forbearance Agreement pro rata based upon the Outstanding Principal Amount among all Notes Outstanding;”
          (4) Section 4.04(2) of the Indenture shall be amended by deleting Section 4.04(2) in its entirety and replacing it with the following:
“(2) Notwithstanding the foregoing, (i) so long as the Forbearance Agreement remains in full force and effect, during the Forbearance Period, no payments shall be made pursuant to Sections 4.04(1)(B) – (E) in excess of the amount which would, after giving effect to all payments required under Section 4.04(1), reduce the aggregate Fair Market Value of the balance of the Surplus Account, less all projected disbursements from the Surplus Account for the current calendar quarter that will be due and payable in accordance with any Notice of Due Payments, Notice of Due Tax Payments or Notice of Economic Account Funding Requirements, as applicable, delivered pursuant to Section 4.03 hereof, below $111 million at any time (a) unless the Guarantors shall have contributed capital prior to any such distribution in an amount equal to such deficiency or (b) with the express written consent of the Directing Party and (ii) no payment shall be made pursuant to Section 4.04(1)(I) without the express written consent of the Directing Party.”
          (5) Section 11.09(3) of the Indenture shall be amended by deleting the provision in its entirety and replacing it with the following:
“The Company shall not issue any equity interest of the Company to any Person other than the Ordinary Shares outstanding as of the date hereof and except as expressly consented to in writing by the Directing Party.”
          (b) Amendments to the Note Purchase Agreement.
          (1) The definition of “Committed Purchaser Commitment” shall be amended by deleting it in its entirety and replacing it with the following:
“Committed Purchaser Commitment” means zero dollar ($0) with respect to each of the Citibank Committed Purchaser and the Calyon Committed Purchaser.
          (2) Section 6(i) of the Note Purchase Agreement shall be amended by deleting Section 6(i) in its entirety and replacing it with the following:
“The Company will, at all times during the term hereof, upon the reasonable request of the Directing Party or the Administrative Agent at the direction of the Directing Party and upon reasonable advance written notice, permit any Purchaser or an accounting, actuarial or consulting firm, acting as the authorized agent of such Purchaser (the “Auditor”), at all reasonable times without imposing undue burden or unreasonable cost on and without interfering with the normal business operations of the Company and any other SRGL Entity during normal business hours, at the expense (subject to reasonableness) of the Guarantors and at no charge to the Noteholders, to inspect, copy and audit the Company and, as to matters arising under the Retrocession Agreement or other agreements between the Ceding Insurer and the Company and any other documents and records relating to the management of the Company, the Notes, the Retrocession Agreement and the Reinsurance Trust or investments of the Company, including computer records relating thereto and will make available its personnel, to assist in any examination of such records. The Company and records relating thereto will be maintained at the addresses and locations as the Company shall have notified the Administrative Agent and the Purchasers in writing prior to the

Closing Date and as the Company shall from time to time advise the Administrative Agent and the Purchasers in writing.”
          (c) Amendments to the Guarantors Letter Agreement.
          (1) Section 2 of the Guarantors Letter Agreement shall be amended by adding a new Section 2(o) thereto as follows:
“(o) The Guarantors hereby acknowledge and agree that, with respect to each SRGL Party and each of their respective subsidiaries and affiliates:
(i) any disposition of assets, whether in connection with a restructuring, recapture, repurchase, payment (other than the payment of claims in the ordinary course of business under any insurance or reinsurance contract when due and payable), posting of collateral, incurrence of indebtedness or guarantee of obligations or similar actual or contingent liabilities or otherwise, that is (A) outside the ordinary course of business or (B) in an amount in the aggregate greater than one million dollars ($1,000,000) to any person or group of affiliated persons over any six (6) month period, except as set forth on Exhibit D to the Forbearance Agreement dated as of June 30, 2008 by and among the Company, SRGL, SALIC and the Noteholders (as such Exhibit D may be supplemented or amended on or before July 31, 2008 with the Noteholders’ express written consent in accordance with the terms of the Forbearance Agreement); provided, that notwithstanding clause (i), (I) the SRGL Parties shall be permitted to permanently terminate the liabilities associated with the HSBC II collateral financing facility (the “HSBC II Facility”), in full, but not in part, including the related underlying insurance policies (the “HSBC Block”) in exchange for not more than all of the assets currently funded in the HSBC II Facility without the consent of the Directing Party so long as (1) the aggregate amounts paid to HSBC and any third parties in connection with the termination of the liabilities currently associated with the HSBC II Facility do not exceed the assets currently funded in the HSBC II Facility, (2) the Directing Party is notified within one (1) Business Day of the SRGL Parties agreeing to transfer the HSBC Block, including the terms and conditions thereof and (3) on the date any termination of the HSBC II Facility is consummated, SALIC shall make a capital contribution to the Surplus Account in an amount (such amount, the “HSBC II Collateral Payment Amount”) equal to fifty percent (50%) of any and all amounts posted as credit support under the HSBC II Facility in connection with that certain forbearance agreement entered into between HSBC and SALIC and certain of the SRGL Entities with respect to the HSBC Facility (the “HSBC II Forbearance Agreement”) and (II) the SRGL Entities shall be permitted to effect (A) the Ballantyne Recapture so long as such transaction is effectuated substantially in accordance with the Original Recapture Terms and (B) the Ballantyne Assignment so long as such transaction is effectuated substantially in accordance with the Ballantyne Assignment Terms; provided, that in connection with clauses (A) and (B), the aggregate fees, expenses and liabilities incurred by all SRGL Entities related to or arising out of the Ballantyne Recapture or the Ballantyne Assignment (whether incurred upon the Ballantyne Recapture or the Ballantyne Assignment or thereafter), collectively, including, without limitation any associated letter of credit fees (equal to 85 basis points on the letter of credit notional amount), reimbursement obligations and other fees, expenses and liabilities incurred shall not, after establishment of appropriate reserves in connection with the Ballantyne Recapture, exceed $1.25 million for each of the third and fourth quarters of 2008, respectively and shall in no event have a negative impact on the liquidity of SRGL and SALIC as set forth on the June 2008 Liquidity Update (as defined below) and (ii) the final terms of any such Ballantyne Recapture and Ballantyne Assignment would not adversely affect the rights or interests of the Noteholders under this Agreement or any of the Transaction Documents and (III) SRGL shall be permitted to pay or distribute amounts not owing in connection with any contract or binding obligation of SRGL in full satisfaction and settlement of the 2006 securities class action lawsuit in which SRGL and certain of its former officers and directors are named defendants to the extent such amounts, inclusive of (i) all legal fees, costs and expenses of the underwriters incurred on or after the date hereof and (ii) the settlement amount, individually or in the aggregate, do not exceed $3 million (it being understood that such $3 million limitation is deemed to be counted towards the $12.4 million cap on payments set forth on Exhibit D to the Forbearance Agreement);
(ii) no amendment to the HSBC II Facility shall be permitted, the effect of which would either increase the capacity of or the liabilities associated with such facility; and
(iii) no distribution or payment (including, without limitation, dividends and interest) may be made by either SRGL or SALIC to any person (including, but not limited to, any holders of any common or preferred stock, surplus notes and subordinated debt of SRGL or SALIC) that, upon an insolvency of either SRGL or SALIC, would have a claim which would be subordinate to the claims of the Noteholders and senior unsecured creditors of SALIC or SRGL; provided, that the Directing Party, in its sole discretion, may consent to an exception to this subclause (c) with respect to allowing newly contributed capital to be used to retire existing liabilities.”
          (2) The Guarantors Letter Agreement shall be amended by deleting Section 2(e) in its entirety and replacing it with the following:
“(e) SALIC will maintain a net worth (which includes shareholder’s equity and mezzanine equity as reported under U.S. GAAP principles, consistently applied; provided, however, for purposes of calculating net worth, Accumulated Other Comprehensive Income shall be deemed excluded) as of any calendar quarter end of no less than the sum of (i) the Minimum SALIC Net Worth (as defined below) plus (ii) an amount equal to 50% of the sum of the consolidated positive net income (as determined under U.S. GAAP principles, consistently applied) of SALIC since June 30, 2007 (and including the current calendar quarter). The Minimum SALIC Net Worth shall be $700,000,000. The term “Accumulated Other Comprehensive Income” shall have the meaning ascribed thereto under U.S. GAAP principles, consistently applied.”
          (3) The Guarantors Letter Agreement shall be amended by deleting Section 2(f) in its entirety and replacing it with the following:
“(f) SRGL will maintain a net worth (which includes shareholder’s equity and mezzanine equity as reported under U.S. GAAP principles, consistently applied; provided, however, for purposes of calculating net worth, Accumulated Other Comprehensive Income shall be deemed excluded) as of any calendar quarter end of no less than the sum of (i) the Minimum SRGL Net Worth (as defined below) plus (ii) an amount equal to 50% of the sum of the consolidated positive net income (as determined under U.S. GAAP principles, consistently applied) of SRGL since June 30, 2007 (and including the current calendar quarter) plus (iii) an amount equal to 50% of the aggregate increases in Shareholders’ Equity of SRGL by reason of the issuance and sale of Equity Interests of SRGL since June 30, 2007 (and including the current calendar quarter). The Minimum SRGL Net Worth shall be $1,259,386,800.”
          (4) Section 2(c)(2) of the Guarantors Letter Agreement shall be amended by inserting a period after the word “permitted” in the 5th line thereof and deleting the remainder of the sentence and subparagraphs (i), (ii) and (iii) thereof and retaining the last paragraph thereof.
          (d) Amendments to the Coinsurance Retrocession Agreement.
          (1) Section 5.1.1 of the Coinsurance Retrocession Agreement shall be amended by inserting the following at the end of the penultimate sentence thereof:

“; provided, that notwithstanding the foregoing, the “Economic Reserve Discount Rate” shall not be less than 4.25% at all times, including upon any recapture pursuant to the terms of this Agreement.”
          (2) Section 10.2 of the Coinsurance Retrocession Agreement shall be amended by deleting subclause (a) in its entirety and replacing it with the following:
“a. other than in the case of a recapture effected pursuant to clause (b) below, the Ceding Insurer will give the Reinsurer with a copy to the Directing Party, the Recapture Notice, no less than five (5) days in advance of the effective time of the recapture, of its intention to recapture business reinsured under this Agreement. The Ceding Insurer may effect such a recapture in full or in part; provided, that any recapture in part shall only be effected on a pro rata basis among all Underlying Reinsurance Agreements and shall be subject to the express written consent of the Directing Party.”
          (3) Section 10.4.1 of the Coinsurance Retrocession Agreement shall be amended by deleting it in its entirety and replacing it with the following:
“In the event of a recapture pursuant to this Article 10 (and not effected pursuant to or in accordance with Section 7.2 hereof), the Reinsurer shall pay the Ceding Insurer, and the Ceding Insurer shall only be entitled to receive, an amount equal to (a)(i) upon a recapture in full, an amount equal to the lesser of (1) the fair market value of the assets in the Economic Account and (2) the Economic Reserves, in either case, less the amount, if any, which would be necessary to be added to the cash proceeds obtained from the liquidation of all assets available for distribution by the Reinsurer after such recapture to enable the Reinsurer to redeem the Notes in full and pay all other obligations to the Noteholders, including under the Forbearance Agreement, in full, after application of the priority of payments in Section 4.04 or Section 6.02 of the Indenture, as applicable; or (ii) upon a recapture in part, an amount to be determined, subject to the express written consent of the Directing Party in its sole discretion; and (iii) in the case of either clause (i) or (ii) above, as applicable, the portion of the reinsurance premiums attributable to the recaptured Defined Block Business that have been paid to the Reinsurer and which are unearned, calculated as of the effective date of such recapture, minus (b) any amounts due to the Reinsurer hereunder but unpaid; provided, however, that, if the amount calculated pursuant to clause (b) of this sentence exceeds the amounts calculated pursuant to clause (a), then the Ceding Insurer shall pay to the Reinsurer the amount of such excess.”

          (e) Amendments to the Investment Management Agreement.
          (1) The Investment Guidelines attached as Exhibits B-1, B-2 and B-3 with respect to the Excess Account Portfolio, the Economic Account Portfolio and the Surplus Account Portfolio, respectively, and the related Exhibit B-4 (Weighted Average Rating Factor), Exhibit B-5 (Maximum Target Duration) and Exhibit C (Servicer Concentration Limits) shall be amended to reflect the following:
          (i) ABS limited to AAA/Aaa rated.
          (ii) Credit card, MBS and auto aggregate limited to 30% each (currently 50%).
          (iii) Auto dealer floor plan receivables (a sub group of auto loan ABS) with 5% bucket at AAA/Aaa.
          (iv) New servicer concentration limits to be agreed upon by the parties after execution of the Forbearance Agreement.
          (v) No CDO’s; increase bucket of AAA/Aaa rated cash CLO’s to 10%.
          (vi) No Alt-A.
          (vii) Reduce the cure period for duration breach from 6 months to 1 month.
          (viii) Increase the legal final maturity permitted for AAA/Aaa rated CMBS to 50 years.
          (ix) No auction rate securities permitted.
          7. NO OTHER AMENDMENTS OR WAIVERS. Except as expressly provided in Section 6 above, the Transaction Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. In addition, except as specifically provided herein, this Agreement shall not be deemed an amendment or waiver with respect to any term or condition of any Transaction Document and shall not be deemed to prejudice any right or rights which the Indenture Trustee or the Noteholders may now have or may have in the future under or in connection with any Transaction Documents or any of the instruments or agreements referred to therein, as the same may be amended from time to time. This Agreement is not a novation, nor is it to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Transaction Documents, except as specifically set forth herein.
          8. REPRESENTATIONS AND WARRANTIES OF THE SRGL PARTIES. To induce the Noteholders to enter into this Agreement, each of SRGL and SALIC hereby jointly and severally represents and warrants as to itself and as to the other SRGL Parties, and Clearwater represents and warrants as to itself, that:

          (a) The execution, delivery and performance by the SRGL Parties of this Agreement and their performance under the Transaction Documents (i) are within each SRGL Party’s corporate power or limited liability power, as applicable, and have been duly authorized by all necessary organizational and shareholder or membership action, (ii) do not contravene any provision of any SRGL Party’s charter or bylaws or equivalent organizational or charter or other constituent documents, (iii) do not violate any law or regulation, or any order or decree of any court or governmental authority, (iv) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any SRGL Party is a party or by which any SRGL Party or any of its property is bound, (v) do not result in the creation or imposition of any lien upon any of the property of any SRGL Party other than those in favor of the Indenture Trustee, on behalf of itself and the Noteholders, pursuant to the Transaction Documents, and (vi) do not require the consent or approval of any governmental authority or any other person.
          (b) Other than the Form D approval or non-disapproval of the Amendment to the Coinsurance Retrocession Agreement required by the Delaware Department of Insurance, the execution, delivery and performance by SRUS of the SRUS Confirmation Letter (as defined below) and the amendments to the Coinsurance Retrocession Agreement contemplated pursuant to Section 6(d) hereof, and its performance under the Transaction Documents do not require the consent or approval of any governmental authority or any other person.
          (c) This Agreement has been duly executed and delivered by or on behalf of each of the SRGL Parties.
          (d) Each of this Agreement and the Transaction Documents constitutes a legal, valid and binding obligation enforceable in accordance with its terms.
          (e) No Event of Default (other than the Specified Events of Default) is continuing after giving effect to this Agreement.
          (f) No action, claim or proceeding is now pending or, to the knowledge of any SRGL Party, threatened against any SRGL Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any federal, state, local or foreign government or of any agency or subdivision thereof, or before any arbitrator or panel of arbitrators, which challenges any SRGL Party’s right, power, or competence to enter into this Agreement or, to the extent applicable, perform any of its obligations under this Agreement, or any other Transaction Document, or the validity or enforceability of this Agreement, the Transaction Documents or any action taken under this Agreement, or the Transaction Documents. To the knowledge of each SRGL Party there does not exist a state of facts which is reasonably likely to give rise to such proceedings.
          (g) No SRGL Party is subject to any outstanding action or proceeding under the laws of any applicable jurisdiction pursuant to any bankruptcy, insolvency, conservation, rehabilitation or other similar proceedings (collectively, “Insolvency Proceedings”), nor does any SRGL Party have any current intent either to file a petition under any insolvency law, and no SRGL Party is aware that any other person has any current intent to file against any SRGL Party a petition under any insolvency law.

          (h) All representations and warranties of the SRGL Parties contained in this Agreement and the Transaction Documents are true and correct as of the date hereof with the same effect as though such representations and warranties had been made on and as of the date hereof, except that any such representation or warranty, in either case, which is expressly made only as of a specified date need be true only as of such date. All of the SRGL Parties’ representations and warranties contained in this Agreement shall survive the execution, deliver and acceptance of this Agreement by the parties hereto.
          (i) As of March 31, 2008, SRUS’ total statutory capital and surplus as determined by its domiciliary insurance regulations (the “Statutory Capital”) was $207,295,000 and the ratio of SRUS’ total Statutory Capital to its Company Action Level Risk-Based Capital was 180%. As December 31, 2007, Scottish Re (Dublin) Limited’s total funds available for solvency were $219,625,000 and the ratio of such funds to its targeted solvency level was 139%. As of March 31, 2008, Scottish Re Life Corporation’s (“SRLC”) total Statutory Capital was $97,609,000 and the ratio of SRLC’s Statutory Capital to its Company Action Level Risk-Based Capital was 348%. To the best knowledge of the SRGL Parties, after due inquiry, as of the date of this Agreement, there has been no material change (positive or negative), since the respective dates set forth above to any of the figures specified above.
          (j) As of the date of this Agreement, SALIC and SRGL collectively own 250,000 shares of common stock of Clearwater, which constitute 100% of the equity interest in Clearwater.
          (k) As of the date of this Agreement, the Board of Clearwater consists of three (3) directors, which is the maximum number of directors permitted under the constitutional documents of Clearwater and pursuant to the resolutions of Clearwater’s members.
          (l) As of the date of this Agreement, the SRGL Liquidity Update delivered to the Noteholders on June 30, 2008 (the “June 2008 Liquidity Update”) (i) accurately and completely reflects and fairly presents in all material respects, the current and the projected liquidity position of the SRGL Entities on a consolidated basis, calculated consistently with the SRGL Liquidity Update, dated May 27, 2008 (the “May 2008 Liquidity Update”) and (ii) does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered therein. As of the date of delivery of each subsequent liquidity update and the corresponding detailed sources and uses description delivered to the Noteholders in accordance with Section 9(j)(1) hereof, such liquidity update and each corresponding detailed sources and uses description (i) will accurately and completely reflect and fairly present in all material respects, the current and the projected liquidity position of the SRGL Entities on a consolidated basis, calculated consistently with the May 2008 Liquidity Update and (ii) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered therein.
          (m) Exhibit E-1 hereto sets forth a true and complete list of the net worth maintenance, guaranty, pledge, debt obligation and other similar agreements to which any SRGL Entity is a party as of the date of this Agreement.

          9. COVENANTS. In consideration for the execution of this Agreement by the Noteholders, the SRGL Parties agree:
          (a) Capital Contribution to Clearwater.
          (1) On or prior to 11:00 a.m. (prevailing Eastern Time) on July 1, 2008, SALIC shall make a capital contribution to the Surplus Account of Clearwater in an amount equal to the greater of (i) the amount of collateral or other proceeds provided to HSBC Bank USA, National Association (“HSBC”) in connection with any forbearance agreement to be entered into from and after June 1, 2008 and on or before June 30, 2008 and (ii) $22 million (which payment may be made by delivery of cash or securities of equivalent fair market value acceptable to the Noteholders).
          (2) On or prior to August 15, 2008, SALIC shall make a capital contribution to the Surplus Account of Clearwater in an amount equal to $6 million (which payment may be made by delivery of cash or securities of equivalent fair market value acceptable to the Noteholders).
          (3) Within two (2) Business Days of the receipt of any SRUS Recovery Amount (as defined below) by any SRGL Entity, SALIC shall make a capital contribution to the Surplus Account of Clearwater in an amount equal to thirty-three percent (33%) of such SRUS Recovery Amount.
          (4) SALIC shall, and shall cause its affiliates to, (i) make a capital contribution to the Surplus Account of Clearwater in an amount equal to twenty five percent (25%) of the Sale Proceeds (as defined below) and (ii) use an amount equal to the lesser of the outstanding balance under the HSBC II Facility or twenty five percent (25%) of the Sale Proceeds (as defined below) to deposit as collateral support for the HSBC II Facility in connection with the HSBC II Forbearance Agreement, in each case, promptly but not later than 5:00 p.m. (prevailing Eastern Time) on the second (2nd) Business Day following the consummation of the sale by any SRGL Entity of any block of business of any SRGL Entity (each such sale, other than the international business and the wealth management business, a “Block of Business Sale”) which does not include the Clearwater facility or the HSBC II Facility; provided, however, that if a Block of Business Sale includes the HSBC II Facility but does not include the Clearwater Defined Block Business, then upon or following such Block of Business Sale including the HSBC II Facility, SALIC shall make a capital contribution to the Surplus Account of Clearwater in an amount equal to fifty percent (50%) of the Sale Proceeds (as defined below) promptly but not later than 5:00 p.m. (prevailing Eastern Time) on the second (2nd) Business Day following the consummation of such Block of Business Sale. As used in this Section 9(a)(4), “Sale Proceeds” means all net cash sale proceeds from a Block of Business Sale. For the avoidance of doubt, a Block of Business Sale may include individual blocks or all the business of one or more SRGL Entity and may be a stock sale, asset sale, reinsurance transaction or any other transaction with similar effect.
          (5) SRGL shall, and shall cause its affiliates to, make a capital contribution to the Surplus Account in an amount equal to fifty percent (50%) of the amount by which (X) the projected third (3rd) or fourth (4th) quarter 2008 Ending

Liquidity Balance of SRGL, as reflected on any liquidity update delivered in accordance with  Section 9(j)(1) (each a “Liquidity Update Period”) exceeds (Y) the lesser of either (A) the sum of (I) $79.5 million in the case of third quarter 2008 Ending Liquidity Balance (“Third Quarter Base Liquidity Amount”) or $20.8 million in the case of fourth quarter 2008 Ending Liquidity Balance (“Fourth Quarter Base Liquidity Amount”; each of Third Quarter Base Liquidity Amount and Fourth Quarter Base Liquidity Amount, a “Base Liquidity Amount”), as applicable, plus (II) ten million dollars ($10,000,000) or (B) one hundred and ten percent (110%) of the applicable Base Liquidity Amount (such excess amount, the  “Excess Liquidity Amount”) if such Excess Liquidity Amount remains at or above the applicable level (either (A) or (B)) for two consecutive Liquidity Update Periods, promptly but not later than 5:00 p.m. prevailing Eastern Time) on the third (3rd) Business Day following the last Business Day of the second consecutive Liquidity Update Period during which any such Excess Liquidity Amount exists. Notwithstanding anything to the contrary in this Agreement, the calculation of the Excess Liquidity Amount pursuant to this Section 9(a)(5) shall not include liquidity increases that would result in a payment under Sections 9(a)(2), 9(a)(3), 9(a)(4) or 9(a)(6) hereof.
          (6) On the date any termination of the HSBC II Facility is consummated, SALIC shall make a capital contribution to the Surplus Account in an amount equal to the HSBC II Collateral Payment Amount.
          (b) Forbearance Fee and North America Business Sale Fee. The SRGL Parties shall pay any fee specified in clauses (1), (2) and (3) below to the account(s) specified in writing by Citibank and Calyon.
          (1) If the aggregate Outstanding Principal Amount of the Notes are redeemed in full on or prior to August 1, 2008, the SRGL Parties shall pay a fee in the aggregate amount of $2,000,000, directly payable to Citibank and Calyon.
          (2) If the aggregate Outstanding Principal Amount of the Notes are redeemed in full after August 1, 2008 but on or prior to August 31, 2008, the SRGL Parties shall pay a fee in the aggregate amount of $4,000,000, directly payable to Citibank and Calyon.
          (3) After August 31, 2008, (A) the SRGL Parties shall pay to the Directing Party a fee in the aggregate amount of $12 million (the “Forbearance Fee”), directly payable to Citibank and Calyon upon the redemption of the aggregate Outstanding Principal Amount of the Notes; and (B) prior to the redemption of the aggregate Outstanding Principal Amount of the Notes, upon the transfer or sale of any portion of the North America Block (as defined below), other than the transfer or sale of the liabilities reinsured in the HSBC II Facility (as reflected on the column entitled “Assumed Stat Reserve” and the line item entitled “ING WCL” in the Actuarial Appraisal (as defined below), such liabilities, the “HSBC II Liabilities”, in the amount of $843,075,000), a portion of the Forbearance Fee based on the Transfer Ratio shall become due and payable and shall be paid directly to Citibank and Calyon on the date of the transfer of the North America Block (the “Distribution Date”); provided, that upon the transfer or sale of seventy-five percent (75%) of the North America Block in the aggregate as of the date hereof, other than the transfer or sale of the HSBC II Liabilities, in any one or series of transactions, the entire remaining portion of the Forbearance Fee remaining unpaid on such date shall become immediately due and payable directly to Citibank and Calyon by the SRGL Parties and the SRGL Parties shall pay any such remainder on such date; provided, further, that upon the notice by Clearwater to the Indenture Trustee that the aggregate Outstanding Principal Amount of the Notes shall be redeemed in full, the entire Forbearance Fee less any fees cumulatively paid to the Noteholders prior to such date pursuant to this clause (B) shall become immediately due and payable directly to Citibank and Calyon and the SRGL Parties on the Redemption Date.  For purposes of this Section 9(b)(3), “Transfer Ratio” means a quotient, the numerator of which is the portion of the liabilities comprising SRGL and its affiliates’ North America life reinsurance business other than the HSBC II Liabilities (such aggregate liabilities less the HSBC II Liabilities, the “North America Block” in the amount of $9,231,678,000, as reflected in the Actuarial Appraisal of the Life Reinsurance Business of the North American Segment of SRGL as of December 31, 2007, dated May 7, 2007 (the “Actuarial Appraisal”) and prepared by SRGL, a copy of which is attached hereto as Exhibit E-2) transferred or sold to any third-party, other than the transfer or sale of any HSBC II Liabilities and the denominator of which is the total North America Block on the date hereof.
          (c) SRUS Recovery Amount. SRGL and SALIC shall and shall cause any other applicable SRGL Entity to use their respective best efforts, subject to any required regulatory approval, which such parties shall also use their respective best efforts to obtain, to reduce the ratio of SRUS’ total Statutory Capital to its Company Action Level Risk-Based Capital to 125% on or prior to August 15, 2008. Any release of capital from SRUS or increase in liquidity, in either case to SALIC and/or SRGL or any other SRGL Entity, shall constitute a “SRUS Recovery Amount” whether or not such amount is actually released on or prior to August 15, 2008 or at any time thereafter.
          (d) New Guarantor. Upon any sale of Clearwater or the Clearwater block of business, the aggregate Outstanding Principal Amount of the Notes plus any other amounts due to the Noteholders under this Agreement and the Transaction Documents shall be paid to the Noteholders unless the Noteholders give their express written consent to the replacement of the Guarantors with a new guarantor(s).
          (e) Surplus Account Balance. So long as the Forbearance Agreement is in effect, other than in connection with payments made pursuant to Section 4.04(1) (A), (F), (G) or (H) of the Indenture, in no event shall the current “fair market value” (as defined in the Reinsurance Trust Agreement) of the balance of the Surplus Account, less all projected disbursements from the Surplus Account for the current quarter that will be due and payable in accordance with any Notice of Due Payments, Notice of Due Tax Payments or Notice of Economic Account Funding Requirement, as applicable, delivered pursuant to Section 4.03 of the Indenture, fall below $111 million at any time unless the Guarantors shall have contributed capital prior to any such distribution in an amount equal to such deficiency or with the express written consent of the Directing Party.  For purposes of this section, the $111 million required fair market value of the balance of the Surplus Account referenced in this section is inclusive of the $22 million capital contribution to the Surplus Account referenced in Section 9(a)(1).

          (f) Information Rights. The SRGL Parties or their advisors will provide a monthly written update (in a form reasonably acceptable to the Noteholders), followed by discussions with the SRGL Parties and their advisors to provide details and status, on any pending or prospective sale, refinancing and/or restructuring processes. The SRGL Parties will, within one (1) Business Day, provide copies to the Noteholders of all bids received for the sale or disposition of their North America business and will, within one (1) Business Day, deliver copies of all initial and final forms of all commitment letters, purchase agreements, sale documents and any related agreements to the Noteholders, including prior notice of any revisions or changes thereto as negotiations progress with the potential purchaser(s). On and after the date of this Agreement, the Guarantors shall provide the Noteholders access to all information in any data room prepared and maintained for prospective purchasers of any of the SRGL Entities; provided, that each Noteholder agrees, individually and not for the other, that the information contained in any such data room shall be subject to the confidentiality agreement executed between it and SRGL related to SRGL’s sale of its North America business; provided, further, that each Noteholder agrees to execute third-party release letters as may be requested in connection with each Noteholder’s review of any such third-party’s work products contained in such data room. In addition, the SRGL Parties shall provide notice to the Noteholders, in each case as promptly as practicable but in no event later than three (3) calendar days following the occurrence, of any of the following events with respect to the sale process of their North America business: (i) signing of any letter of intent and finalization of any term sheet, (ii) the finalization of the purchase agreement and related transaction documents with the potential purchaser, (iii) the signing of such definitive agreements, (iv) any subsequent changes to such definitive agreements and any negotiations with the purchaser(s) with respect thereto, (v) any third-party or regulatory consents and approvals required, expected and actual timing of such consents or approvals and any potential or perceived difficulty in securing such consents and approvals, and (vi) determination or change of the closing date of such sale transaction.
          (g) Pledge of Equity Interest in Clearwater. The Noteholders shall be permitted to, within thirty (30) days of the date hereof, elect to require SALIC and SRGL to grant to Citigroup Inc. and Crédit Agricole S.A. or any of their respective wholly-owned subsidiaries or the Indenture Trustee for the benefit of the Secured Parties, a first priority lien on and a first priority security interest in the 250,000 shares of common stock of Clearwater collectively owned by SALIC and SRGL and any and all other shares of capital stock or other equity interests issued by Clearwater with the written consent of the Noteholders in accordance with this Section 9(g) and, in each case, the dividends and distributions thereon and all other rights and interests of SALIC and SRGL associated therewith, and shall cause Clearwater to have taken all steps necessary to perfect such lien and security interest, in each case, to the satisfaction of each Noteholder. Clearwater shall not, and SALIC and SRGL shall cause Clearwater not to, issue any additional shares of common stock or other equity interest in Clearwater or any security instrument with voting rights without the written consent of the Noteholders. In furtherance of the foregoing, SALIC and SRGL shall, within fifteen (15) days following the date of any election by the Noteholders pursuant to the immediately preceding sentence, enter into a Pledge and Security Agreement in favor of Citigroup Inc. and Crédit Agricole S.A. or any of their respective wholly-owned subsidiaries or the Indenture Trustee for the benefit of the Secured Parties, in form and substance reasonably acceptable to the parties hereto. In connection with the execution of any such Pledge and Security Agreement, SALIC and SRGL shall deliver, as of the date of the Pledge and Security Agreement, blank signed share transfer forms in respect of the shares of Clearwater held by them respectively, all original share certificates in respect of such shares, executed and undated resignation letters of all directors and officers of Clearwater, irrevocable proxies (coupled with the pledgee interest thereunder) in favor of the pledgee, an acknowledgement and agreement of Clearwater and its directors to the terms of the Pledge and Security Agreement and the consent of the Bermuda Monetary Authority to the transfer of the shares of Clearwater; provided, that the Noteholders shall reasonably cooperate with Clearwater and the Guarantors to provide such information and take such actions as may be requested by the Bermuda Monetary Authority in connection with its delivery of any such consent.
          (h) Board Representation. The Noteholders shall be permitted to, within thirty (30) days of the date hereof, elect to require SALIC and SRGL to act on any notice from the Directing Party concerning a breach of any representation or covenant in this Agreement or an Event of Default, other than a Specified Event of Default, and, upon receipt of any such notice, SALIC and SRGL, as members of Clearwater, shall cause a certain number of directors of Clearwater, as specified in the Noteholders’ notice, to be removed by delivering letters of resignation to Clearwater and Clearwater to cause such number of directors as designated by Citibank and Calyon to be appointed to the Board of Clearwater as directors. SALIC, SRGL and Clearwater may not change the number of directors on the Board of Clearwater from three (3) directors, whether by amendment of the Bye-Laws of Clearwater or otherwise, without the written consent of the Noteholders. The SRGL Parties shall provide the Noteholders with executed and undated resignation letters for removal of such directors within fifteen (15) days of the date the SRGL Parties are informed of the Noteholders election under the first sentence of this section, in form and substance reasonably satisfactory to the Noteholders.
          (i) No Payments or Contributions. No SRGL Party shall, and the SRGL Parties shall cause the SRGL Entities not to, make any payment or contribution to (i) any special purpose insurance company or special purchase vehicle other than Clearwater or (ii)(a) SRUS which payment or contribution would cause the ratio of SRUS’s total Statutory Capital to its Company Action Level Risk-Based Capital to exceed 150%, after giving effect to, and as of the date of, such payment or contribution, (b) Scottish Re (Dublin) Limited which payment or contribution would cause the ratio of Scottish Re (Dublin) Limited’s funds available for solvency to its targeted solvency level to exceed 150%, or (c) SRLC which payment or contribution would cause the ratio of SRLC’s total Statutory Capital to its Company Action Level Risk-Based Capital to exceed 175%, in each case, as such total Statutory Capital or funds available for solvency, as applicable, is based upon an estimated calculation determined in good faith and in accordance with the requirements set forth for such calculations by the applicable SRGL Entity’s domiciliary regulatory authority, as of the date such funding is made; it being understood that no SRGL Entity identified in this clause (ii) shall be obligated to reduce its capital to the extent that as of the date of this Agreement, such entity has capital in excess of the applicable percentage of its company action level risk-based capital; provided, however, that the limitation contained in clause (ii)(a) of this paragraph (i) shall not prohibit SRLC from declaring and paying any dividend, or making any distribution, to SRUS if immediately prior to and following such dividend or distribution the ratio of SRLC’s total Statutory Capital to its Company Action Level Risk-Based Capital exceeds 175%. No amendment or modification to any net worth maintenance or similar agreement between any of the SRGL Entities as in effect on the date of this Agreement shall made without the Directing Party’s prior written consent.

          (j) Notice Obligations. The SRGL Parties shall promptly (or as specified below) provide notice and information, in reasonable detail, to the Noteholders, including items related to, but not limited to:
          (1) updated liquidity forecast calculated consistent with the May 2008 Liquidity Update and in form and substance comparable to the June 2008 Liquidity Update, each as attached as Exhibit F hereto, to be delivered every other Thursday commencing on July 10, 2008, or more frequently upon any material development  (which shall specify, without limitation, the impact on the projections for  the quarter-end of each of the third (3rd) and fourth (4th) quarter 2008 with respect to such development), including, without limitation, any impact on the projected liquidity that would or would be reasonably likely to decrease the projections by more than fifteen percent (15%) from the projections for  the current or any subsequent calendar quarter of 2008 set forth on the June 2008 Liquidity Update, showing any changes thereto from the prior period and,  in connection with any such delivery, the SRGL Parties shall deliver a description of the relevant sources and uses, in reasonable detail acceptable to the Noteholders;
          (2) any forbearance agreement, or any waiver of default under or amendment of any obligation of any SRGL Entity;
          (3) copies of any notice delivered to or received from other creditors, except for notices solely related to Ministerial Matters;
          (4) any correspondence to or from any governmental authority, including any tax authority with respect to any SRGL Entity, including, but not limited to, SRUS, SALIC, Scottish Re (Dublin) Limited and Clearwater, except for correspondence solely related to Ministerial Matters;
          (5) any extraordinary event concerning, including, without limitation, recapture by ceding companies from SRUS, including in relation to any contract reinsured by Clearwater;
          (6) defaults, breaches or requests or requirements to provide collateral or capital to any party or other incurrence of indebtedness of any SRGL Entity, including the provision of collateral or capital under any other credit facility, swap document, reinsurance agreement or collateral financing facility;
          (7) any planned restructuring of any existing arrangement, including Proposed Ballantyne Restructuring Terms (including arrangements with ING North America Insurance Corporation, or any of its affiliates), Orkney I, Orkney II, HSBC II, PATS, Stingray, any other funding vehicle established by any SRGL Entity;
          (8) any material development relating to SRGL’s international business, wealth management business or the North America business;
          (9) such other information as reasonably may be requested by the Directing Party (a) within 5 days of any such request or, (b) in the case where the information is not readily available in the ordinary course of business or not required under the SRGL Entities’ obligations existing as of the date of this Agreement, as promptly as practicable, but in no event later than fifteen (15) days following any such request; and
          (10) notice or confirmation of the satisfaction of each Milestone specified on Annex B hereto by each respective due date.
For purposes of this Agreement, “Ministerial Matters” shall mean any notice or correspondence received from or delivered by any SRGL Entity to any third-party (including any governmental authority) that is purely ministerial, routinely administrative in nature and which notice or correspondence does not in any way affect or with the passage of time would not affect the status, rights or obligations of any such SRGL Entity under any contract, agreement or arrangement with such third-party.
          (k) Additional Reporting Obligations. The SRGL parties shall, within 90 days following the date of this Agreement, use their best efforts to deliver to the Noteholders all Clearwater policy exhibit reports, Clearwater reserve reports, Clearwater paid claims detail reports dating back to December 2006 and other documents, reports and information that may be requested from the Noteholders.
          (l) Compliance with Investment Guidelines. Clearwater shall instruct the Investment Advisors of the Excess Account, Economic Account and Surplus Account portfolios to comply with their respective Investment Guidelines existing as of the Closing Date (the “Old Guidelines”) within one (1) month of date hereof. The amendments to the Investment Guidelines contained in Section 6(e) hereof shall apply only on a prospective basis and the Investment Advisors shall not be required to liquidate assets to bring the portfolios into compliance with the Investment Guidelines as amended hereby, except to the extent necessary to bring the portfolios into compliance with the Old Guidelines.
          (m) Form D Approval. SRGL and SALIC shall cause SRUS to file by July 14, 2008 a Form D with the Delaware Department of Insurance in connection with the proposed amendments to the Coinsurance Retrocession Agreement in accordance with Section 6(d) hereof. The Noteholders shall have the right to review and comment upon the drafts of the Form D prior to its filing, and the SRGL Parties shall cause SRUS to incorporate all reasonable comments of the Noteholders into such filing as filed.
          (n) SRUS Acknowledgement of Obligations. SRGL and SALIC shall cause SRUS to take any action as required by this Agreement or in connection herewith and to execute the confirmation letter (the “SRUS Confirmation Letter”), substantially in the form of Exhibit G attached hereto, whereby SRUS confirms its obligations to comply with the terms and conditions of this Agreement applicable to it, including, without limitation, entering into the amendments to the Coinsurance Retrocession Agreement specified in Section 6(d) hereof, filing a Form D with the Delaware Department of Insurance and obtaining the approval or non-disapproval thereof and acknowledging the Directing Party’s consent rights with respect thereto. SRGL and SALIC hereby agree that they shall cause SRUS to not effect any recapture, in full or in part, of the Defined Block Business without the prior express written consent of the Noteholders prior to the date of such approval or non-disapproval by the Delaware Department of Insurance and execution of the amendments to the Coinsurance Agreement specified in Section 6(d) hereof; provided, that the foregoing limitation shall not apply in the event of a full recapture of the Defined Block Business if, in connection with such recapture, the Notes are redeemed in full and all other obligations to the Noteholders, including any such obligations under this Agreement, the Indenture, the Note Purchase Agreement and the other Transaction Documents, are paid in full.
          (o) Officer’s Certificate. On the date of this Agreement and on the date of delivery of each subsequent liquidity update and the related sources and uses detailed description to the Noteholders in accordance with Section 9(j)(1) hereof, SRGL shall deliver to the Noteholders an officer’s certificate, signed by a senior officer of SRGL who has knowledge of and is familiar with matters relating to the liquidity of SRGL and SALIC, reasonably satisfactory to the Noteholders, certifying that the representation and warranty set forth in Section 8(l) of this Agreement is true and correct as of the date of this Agreement or as of the date of the delivery of any liquidity update, as applicable.
          (p) Amendments. Citibank and Calyon, acting in their capacity as Holders of one hundred percent (100%) of the aggregate Outstanding Principal Amount of the Notes, hereby acknowledge and agree that by executing this Agreement, they have consented to the amendments to the Indenture and other Transaction Documents described in Section 6 hereof, and waive any right to notice relating to such amendments set forth in the Indenture or any of the other Transaction Documents.
          (q) Legal Opinions. On the date of this Agreement, SRGL shall deliver to the Noteholders legal opinions signed by Dewey & LeBoeuf LLP, reasonably acceptable to the Noteholders, including, without limitation, opinions as to the enforceability and binding nature of the Forbearance Agreement, the SRUS Confirmation Letter and the amendments to the Transaction Documents as set forth pursuant to Section 6 hereof and compliance with and no violation of law and no requirement of approval (except with respect to the approval or non-disapproval of the Form D filing to be made by SRUS in connection with the amendments to the Coinsurance Retrocession Agreement) by any governmental authority; provided, that Dewey & LeBoeuf LLP shall deliver to the Noteholders such opinions with respect to the amendments to the Coinsurance Retrocession Agreement and the Investment Management Agreement on the dates of their respective execution.
          (r) Delivery of Budget.
          (1) As soon as reasonably practicable, but in no event later than ten (10) Business Days following the date of this Agreement, the SRGL Parties shall provide the Noteholders with a spreadsheet, in reasonable detail, setting forth all relevant amounts and information related to payments and obligations of the SRGL Entities set forth on Exhibit D hereto.
          (2) As soon as reasonably practicable, but in no even later than twenty (20) Business Days following the date of this Agreement, the SRGL Parties shall provide the Noteholders with a budget, in sufficient detail, showing specific categories of payments to be made and amounts budgeted to be paid within such categories, with detail as to the intended payees, and consistent with the June 2008 Liquidity Update, of all payments to be made by the SRGL Entities in the third (3rd) and fourth (4th) quarters of 2008, respectively. If such budget is reasonably acceptable to the Noteholders, the parties hereto shall amend, subject to the express written consent of the Noteholders in their sole discretion, Exhibit D hereto consistent with such budget.
          (s) Delivery of HSBC Forbearance Agreement. The SRGL Parties shall deliver to the Noteholders fully executed copies of the HSBC II Forbearance Agreement, including all exhibits and schedules thereto, promptly upon the signing thereof.
          10. WAIVER OF CLAIMS AND RELEASE. To the fullest extent permitted by applicable law, in consideration of the Noteholders’ execution of this Agreement, the SRGL Parties do hereby, and SRGL and SALIC shall cause the other SRGL Entities to, forever release, discharge and acquit the Noteholders and their parents, subsidiaries and affiliate corporations or partnerships and each of the foregoing’s respective officers, directors, partners, trustees, shareholders, agents, attorneys and employees, and their respective successors, heirs and assigns (collectively, the “Releasees”) of and from any and all claims, demands, liabilities, responsibilities, disputes, causes of action (whether at law or equity) (collectively, “Claims”), of every type, kind, nature, description or character, and irrespective of how, why or by reason of what facts, whether such Claims have heretofore arisen, are now existing or hereafter arise, or which could, might, or may be claimed to exist, of whatever kind or name, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, each as though fully set forth herein at length, which in any way arise out of, are connected with or in any way relate to actions or omissions which occurred on or prior to the date hereof in connection with this Agreement and the Transaction Documents. The Guarantors further agree to indemnify the Releasees and hold each of the Releasees harmless from and against any and all such Claims which might be brought against any of the Releasees on behalf of any person or entity, including, without limitation, officers, directors, agents, trustees, creditors or shareholders of the SRGL Parties in connection with this Agreement and the Transaction Documents. For purposes of the release contained in this Section 10, any reference to the SRGL Parties shall mean the SRGL Parties and shall include, as applicable, each of their respective successors and assigns, including, without limitation, any receiver, trustee or debtor-in-possession, acting on behalf of such parties.
          11. RESERVATION OF RIGHTS. The SRGL Parties acknowledge and agree that the agreement hereunder of the Noteholders to forbear from exercising their remedies against the SRGL Parties with respect to the Specified Events of Default shall not constitute a waiver of such Specified Events of Default and that the Noteholders expressly reserve all rights and remedies which they now or may in the future have under any or all of the Transaction Documents and/or applicable law in connection with the Specified Events of Default and all other Events of Default. Except as specifically set forth in this Agreement, the Transaction Documents shall remain in full force and effect and are hereby ratified and confirmed. Nothing herein shall constitute a waiver by the Noteholders or otherwise entitle any SRGL Party to a waiver of, whether existing on the date hereof or hereafter arising out of (whether known or unknown by the Noteholders), (i) any event requiring an early settlement, (ii) any event of default under any document, or other provision under any Transaction Document, nor shall the Noteholders’ or the SRGL Parties’ execution and delivery of this Agreement establish a course of dealing among the Noteholders and the SRGL Parties or in any other way obligate the Noteholders to hereafter provide any waiver or further forbearance prior to the enforcement of its rights or to provide any financial or other accommodations to or on behalf of the SRGL Parties. Upon expiry or termination of the Forbearance Period, the Noteholders shall have the immediate right to exercise any and all rights and remedies under the Transaction Documents and/or applicable law with respect to the Specified Events of Default. In such event, if the Noteholders declare all or any portion of the Secured Obligations to be forthwith due and payable, the SRGL Parties shall immediately pay such Secured Obligations in full and waive any right to receive further time to pay such amounts. Failing immediate payment of such amounts, the Indenture Trustee or the Noteholders may immediately proceed to enforce their other rights and remedies under the Transaction Documents. No forbearance or delay in enforcing any rights or remedies on the part of the Noteholders or the Indenture Trustee with respect to any Event of Default shall constitute or be deemed to be any waiver by the Noteholders or the Indenture Trustee, of such Event of Default or any other or subsequent or similar Event of Default.
          12. EXERCISE OF RIGHTS UNDER THIS AGREEMENT. Any single or partial exercise of any right under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of this Agreement whatsoever shall be valid unless in writing signed by each of the parties and then only to the extent in such writing specifically set forth.  The failure of any party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provisions, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.
          13. FEES AND EXPENSES. The SRGL Parties shall reimburse the Noteholders for all reasonable fees, costs and expenses incurred by the Noteholders (including, without limitation, fees, costs and expenses of legal counsel) in connection with Clearwater since January 1, 2008, including, without limitation, (i) Calyon’s legal fees and expenses for the period from November 21, 2007 through March 31, 2008 in respect of the fees and expenses of Stroock & Stroock & Lavan LLP in connection with the Clearwater transaction to Calyon (ii) all fees, costs and expenses specified on Exhibit H hereto, including, without limitation, the Noteholders’ legal fees, costs and expenses of Sidley Austin LLP, Turner & Roulstone, and Appleby in connection with Clearwater and (iii) fees, costs and expenses incurred by the Noteholders in connection with this Agreement and each of the other documents, instruments and agreements executed in connection herewith, including, but not limited to, such reasonable fees, costs and expenses incurred in connection with the negotiation, drafting, implementation and enforcement of this Agreement. The SRGL Parties shall pay by wire transfer of immediately available funds to Noteholders no later than 5:00 p.m. (prevailing Eastern Time) on (a) the second (2nd) Business Day following the execution of this Agreement with respect to those amounts specified in clauses (i) and (ii) above and (b) the fifth (5th) Business Day following receipt of an invoice, for disbursement to Noteholders’ advisors or attorneys, as applicable, all such reasonable fees, costs and expenses of the Noteholders and the Noteholders’ advisors and attorneys, with respect to any subsequent invoice delivered by the Noteholders for amounts payable by the SRGL Parties pursuant to this Section 13.
          14. CONFIDENTIALITY AND PUBLIC ANNOUNCEMENT.

          (a) The parties hereto agree to hold the terms and conditions set forth in this Agreement in strict confidence and shall not disclose to others, except to (i) a  recipient’s own affiliates, officers, employees and recipient’s legal, tax or other professional advisors (collectively, “Representatives”) on a need to know basis solely for the purposes set forth in this Agreement, (ii) rating agencies, (iii) each other Noteholder, each actual or potential assignee or transferee of any Noteholder, and each person that holds, or proposes to hold, a direct or indirect interest in a Note (including any participant or sub-participant in a note), and any affiliate, officer, employee or legal, tax or other professional advisor of any of the foregoing persons; provided, that any such actual or potential assignee, transferee, participant or sub-participant shall have entered into a confidentiality agreement with the disclosing party reflecting the terms in this Section 14(a) prior to such disclosure, (iv) the National Association of Insurance Commissioners, and any other regulatory body having jurisdiction over a recipient, (v) any court, arbitration board, governmental agency, commission, authority, board or similar entity in response to or compliance with any law, ordinance, governmental order, regulation, rule, subpoena, investigation or request, (vi) any bidder with respect to any of the SRGL Entities’ businesses (each, a “Bidder”) with prior notice to and the express written consent of the Noteholders or (vii) any other person as a result of a disclosure required to be made, based on the advice of outside counsel, pursuant to the securities laws of the United States of America or any State thereof. Each party shall ensure that its Representatives to whom any disclosure permitted by this Section 14(a) is made are informed of, and agree to be bound by, the terms of this Section 14(a) and each of the SRGL Entities shall ensure that any Bidder to whom any disclosure permitted by Section 14(a)(vi) is made is informed of, and agrees to be bound by, the terms of this Section 14(a).
          (b) None of the parties hereto may issue any press releases or otherwise make any public statements or communications with respect to this Agreement or the amendments to the Transaction Documents contemplated by this Agreement without the prior written consent of the other parties, except as any party may determine, based on advice of outside counsel, as required by law. Notwithstanding anything expressed or implied to the contrary, each of the parties hereto and each of their Representatives are hereby expressly authorized to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and pursuant to the Transaction Documents (including opinions or other tax analyses) and all materials that are provided to any such persons relating to such tax treatment and the tax structure.
          15. CONDITION TO EFFECTIVENESS. This Agreement shall become effective and be deemed effective as of the date hereof if the parties have received a counterpart (in original or by facsimile) of this Agreement executed by the other.
          16. GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to the conflict of laws provisions thereof to the extent such provisions would permit or require the application of the law of another jurisdiction and are not mandatorily applicable.
          (b) Each of the parties to this agreement hereby submits to the jurisdiction of the courts of the State of New York and the courts of the United States, in each case located in the Borough of Manhattan, The City of New York and State of New York over any suit, action or proceeding arising under or in connection with this Agreement or the transactions contemplated hereby. The parties waive any objections that they may have to the venue of any suit, action or proceeding arising under, or in connection with, this Agreement or the transactions contemplated hereby in the courts of the State of New York or the courts of the United States, in each case located in the Borough of Manhattan, The City of New York and State of New York, or that such suit, action or proceeding brought in the courts of the State of New York or the courts of the United States, in each case located in the Borough of Manhattan, The City of New York and State of New York, was brought in an inconvenient court and agrees not to plead or claim the same.
          (c) Each of Clearwater, SRGL and SALIC agrees that service of all writs, process and summonses in any suit, action or proceeding arising under or in connection with this Agreement or the transactions contemplated hereby or against such party in any court of the State of New York or any United States Federal court, in each case, sitting in the Borough of Manhattan, City and State of New York, may be made upon CT Corporation System at 111 Eighth Avenue, New York, New York 10011, whom such party irrevocably appoints as its authorized agent for service of process. Each of Clearwater, SRGL and SALIC represents and warrants that CT Corporation System has agreed to act as such party’s agent for service of process. Each of Clearwater, SRGL and SALIC agrees that such appointment shall be irrevocable until the irrevocable appointment by such party of a successor in The City of New York as its authorized agent for such purpose and the acceptance of such appointment by such successor. Each of Clearwater, SRGL and SALIC further agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect as aforesaid. If CT Corporation System shall cease to act as the agent for service of process for any of Clearwater, SRGL and SALIC, such party shall appoint without delay, another such agent and provide prompt written notice to the Noteholders of such appointment.
          (d) EACH PARTY HERETO, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.
          17. COUNTERPARTS. This Agreement may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.
          18. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent will be null and void; provided, however, that either Noteholder shall have the right to assign its rights or obligations hereunder to any of its affiliates at any time without the consent of the other parties. This Agreement is solely for the benefit of the parties hereto and is not intended to confer upon any other third party any rights or benefits.

          19. ADDITIONAL STIPULATIONS. (a) Acceptance of Risks. None of the Noteholders has any obligation to, and does not intend to agree to, accept any subsequent restructuring proposal or make any subsequent loans or other financial accommodations to the SRGL Parties. The Noteholders have not, directly or indirectly, encouraged any of the SRGL Parties to anticipate or expect any favorable consideration of any future business plans or requests for additional modifications, amendments or supplements of or to the Transaction Documents. The SRGL Parties acknowledge and agree that Noteholders’ present objectives and goals may include, without limitation, insistence upon the full, timely and strict compliance with all terms and conditions of the Note Purchase Agreement, the Indenture and the other Transaction Documents, and a refusal to consider or accept any subsequent proposals for restructuring or modifications of the Note Purchase Agreement, the Indenture or the other Transaction Documents. The SRGL Parties further acknowledge that, in order to perform all of the terms and conditions of the Transaction Documents, it is possible that they may in the future be required to liquidate assets or implement business plans to raise additional capital, even though such conduct may ultimately diminish the long-term going concern potential of their business enterprise or reduce the expectation of future liquidity or equity value available to the SRGL Parties. The SRGL Parties willingly accept such risks and contingencies, and agree that the obligations under the Transaction Documents shall remain unconditional and absolute notwithstanding such risks and contingencies.
          (b) No Contest. In the event of any Insolvency Proceeding by, against or involving any SRGL Party, no SRGL Party shall contest any claim or assertion by the Noteholders or the Indenture Trustee that the obligations under the Notes and the other Transaction Documents are binding on the parties, and that “fair consideration” and “reasonable equivalent value” as those terms are used in applicable fraudulent transfer or fraudulent conveyance laws has been received by each SRGL Party for same, and that there has been no undue or fraudulent preference or transaction at an undervalue. Each SRGL Party acknowledges and agrees that it will receive direct and indirect benefits as a result of this Agreement (and any transfer made by any of the SRGL Parties under Section 9 hereof) and these benefits constitute “fair consideration” and “reasonable equivalent value” as those terms are used in applicable fraudulent transfer or fraudulent conveyance laws.
          (c) Party in Interest. The SRGL Parties agree each Noteholder is a “party in interest” and the Noteholders may raise and may appear and be heard on any issue in any Insolvency Proceeding.
          (d) No Alteration of Noteholders’ Rights. No SRGL Party shall propose, support, encourage, induce, or vote in favor of any plan of reorganization or other arrangement which seeks to alter, modify, abridge, or eliminate, in any respect, any of the rights of the Noteholders under the Transaction Documents, without the express written consent of the Noteholders (which may be granted or withheld in the Noteholders’ sole and absolute discretion).
          (e) Voluntary Agreement. The SRGL Parties have thoroughly and carefully read this Agreement and the releases contained herein, and have entered into this Agreement freely and voluntarily, without duress or coercion of any kind, and as a well-reasoned exercise of their respective business judgments.

          (f) Mutual Drafting. It is hereby expressly understood and agreed that this Agreement was jointly drafted by the SRGL Parties and the Noteholders. Accordingly, the parties hereby agree that any and all rules of construction to the effect that ambiguity is construed against the drafting party shall be inapplicable in any dispute concerning the terms, meaning, or interpretation of this Agreement.
          20. SEVERABILITY. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.
[Signature Pages Follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

CLEARWATER RE LIMITED, as Issuer

By:	/s/ Patrick Lesage

Name:	Patrick Lesage
Title:	President

SCOTTISH ANNUITY & LIFE INSURANCE COMPANY (CAYMAN) LTD., as Guarantor

By:	/s/ Paul Goldean

Name:	Paul Goldean
Title:	President

SCOTTISH RE GROUP LIMITED, as Guarantor

By:	/s/ George R. Zippel

Name:	George R. Zippel
Title:	President & CEO
[Signature page to Forbearance Agreement]

CITIBANK N.A., as Noteholder

By:

Name:
Title:

CALYON NEW YORK BRANCH, as Noteholder

By:

Name:
Title:

By:

Name:
Title:
[Signature page to Forbearance Agreement]